UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of June 2021

333-206723
(Commission File Number)

P.V. Nano Cell Ltd.

(Exact name of Registrant as specified in its charter)

8 Hamasger Street
Migdal Ha’Emek, Israel 2310102

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____

On June 10, 2021, P.V. Nano Cell Ltd. (the “Company”) announced that Ran Eisenberg has been engaged as the Company’s Chief Executive Officer, effective immediately. Dr. Fernando de la Vega, founder of the Company who had previously served as the Company’s Chief Executive Officer, has been appointed by the Company’s board of directors as the Company’s Chief Technology Officer.

Since 2018, Mr. Eisenberg has served as active Chairman of Hip-Hope Technologies, a medical device company has developed an inflatable medical class device, designed to prevent hip fractures, by detecting imminent falls and inflating protective air bags. From 2015 to 2018, Mr. Eisenberg served as the chief executive officer of NovaTrans, a company developing technologies based on Terahertz (THz) electronics. In 2013, Mr. Eisenberg co-founded Iskadu Ltd., which owns Innwaze.com, an Internet application enabling real-time booking with B&Bs. Since 2007, Mr. Eisenberg has provided financing and consulting services to a number of business in Israel. Previously, from 2009 to 2010, he also served as CEO and Chairman of the Board of EVS Ltd. (formerly Elbit Vision Systems Ltd.), a company whose shares were then traded on OTC Markets, that manufactures and markets non-destructive testing equipment, where he led a recovery that resulted in a management buyout. From 2004 to 2007, Mr. Eisenberg served as chief executive officer of Wavion Ltd., a publicly traded company that developed and marketed WiFi systems for metropolitan areas. From 2001 to 2004, Mr. Eisenberg served as CEO of Microsense Ltd. and prior thereto, from 1994 to 2004, Mr. Eisenberg served as CEO of Optibase Ltd., which he led during its initial pubic offering on Nasdaq. Mr. Eisenberg holds a B.Sc. in aeronautical engineering from the Technion and an M.B.A from the University of California (UCLA).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

P.V. Nano Cell Ltd.

Date June 10 , 2021	By:	/s/ Dr. Fernando de la Vega
Name: Dr. Fernando de la Vega Title: Chief Technology Officer